Exhibit 99.1

Foresight Raises Additional $6.9 Million (NIS 25 Million) Including
from Leading Israeli Institutional Investors Through Private Placements

Ness Ziona, Israel - June 25, 2018 - Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX), an innovator in automotive vision systems, announced today that it has entered into private placement agreements with Israeli investors, including Meitav Dash Group and Psagot Investment House, two leading Israeli institutional investors. Following the closing of the private placements, Meitav Dash Group will hold an aggregate of approximately 5.45% of Foresight’s issued share capital and Psagot Investment House will hold 1.85% of Foresight’s issued share capital.

Pursuant to the terms of the private placements, which totaled $6.9 million (NIS 25 Million) Meitav Dash Group will invest approximately $4.1 million (NIS 14.75 million), Psagot Investment House will invest approximately $1.4 million (NIS 5 million) and additional investors will invest an aggregate of approximately $1.4 million (NIS 5 million). Foresight, subject to customary closing conditions, will issue an aggregate of 21,963,411 ordinary shares to the investors, at a price per share of NIS 2.05 (approximately $0.56 per ordinary share, or $2.81 per ADS). In addition, Foresight agreed to issue warrants to purchase an aggregate of 21,963,411 ordinary shares at an exercise price of $0.80 per share ($4 per ADS), exercisable for a period of 24 months.

The issued ordinary shares will be restricted for a period of six months under Israeli securities laws.

The securities described herein have not been registered under the Securities Act of 1933, as amended, and may not be sold in the United States absent registration or an applicable exemption from the registration requirements.

This press release shall not constitute an offer to sell nor the solicitation of an offer to buy securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX), founded in 2015, is a technology company engaged in the design, development and commercialization of stereo/quad-camera vision systems and V2X cellular-based solutions for the automotive industry. Foresight’s vision systems are based on 3D video analysis, advanced algorithms for image processing, and sensor fusion. The company, through its wholly owned subsidiary Foresight Automotive Ltd., develops advanced systems for accident prevention which are designed to provide real-time information about the vehicle’s surroundings while in motion. The systems are designed to improve driving safety by enabling highly accurate and reliable threat detection while ensuring the lowest rates of false alerts. The company’s systems are targeting the Advanced Driver Assistance Systems (ADAS), semi-autonomous and autonomous vehicle markets. The company predicts that its systems will revolutionize automotive safety by providing an automotive-grade, cost-effective platform and advanced technology.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 27, 2018, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third party websites.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

917-607-8654